Exhibit 25

MARCONI PLC RESTRUCTURING UPDATE

London, December 4, 2002 — Following Marconi’s announcement on 21 November 2002 on progress towards its financial restructuring (the Restructuring), Marconi’s Board has now finalised a set of revised proposals with a coordinating committee of syndicate banks and an informal ad-hoc committee of bondholders which will allow the Restructuring to be formally documented and launched. These revised proposals were submitted to the full bank syndicate earlier today.

As a result of these developments, Marconi will delay the publication of its interim results until it makes a full announcement regarding the Restructuring. The Company expects to make such an announcement shortly and confirms that its interim trading results remain consistent with the updates published at the end of the first and second quarters.

Marconi still expects to complete the Restructuring in line with the terms announced in August, including the initial cash distribution of GBP260 million to creditors, of which GBP95 million has already been paid in the form of interest payments.

Marconi’s Board continues to believe that the proposed restructuring is in the best interests of Marconi, and its stakeholders as a whole. The Board expects that it will continue to receive the support of both the syndicate banks and the informal ad-hoc committee of bondholders.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com